Filed Pursuant to Rule 433
Registration No. 333-223208
FREE WRITING PROSPECTUS
Dated April 27, 2018
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Equity Index Underlying Supplement dated February 26, 2018)

HSBC USA Inc.
Autocallable Yield Notes

- ▸ Autocallable Yield Notes Linked to the S&P 500® Index
- ▸ Approximately a 10-year term
- ▸ Callable annually at the applicable call premium (equivalent to 9.25% per annum) on or after April 26, 2019 if the level of the underlying is at or above its initial leve
- ▸ If the notes are not called, full exposure to any decrease in the level of the underlying
- ▸ All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement

The Estimated Initial Level of the Notes on the Pricing Date is expected to be between $980 and $990 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Level" on page FWP-5 and "Risk Factors" beginning on page FWP-8 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00		
Total			

[1]Neither HSBC USA Inc. nor any of our affiliates will pay any underwriting discounts in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	**Are Not Bank Guaranteed**	**May Lose Value**

HSBC

HSBC USA Inc.

Autocallable Yield Notes
Linked to the S&P 500® Index

Indicative Terms*

Principal Amount	$1,000 per Note
Term	Approximately 10 years
Reference Asset	The S&P 500® Index (Ticker: "SPX") (the "Underlying").
Call Feature	The Notes will be automatically called if the Official Closing Level of the Underlying is at or above its Initial Level on any annual Call Observation Date. In such a case, you will receive a cash payment, per $1,000 Principal Amount, equal to the applicable Call Price, reflecting a return equal to the applicable Call Premium.
Call Prices and Call Premiums	$1,092.50 per Note (representing a Call Premium of 9.25%) if called on the first Call Observation Date, $1,185.00 per Note (representing a Call Premium of 18.50%) if called on the second Call Observation Date, $1,277.50 per Note (representing a Call Premium of 27.75%) if called on the third Call Observation Date, $1,370.00 per Note (representing a Call Premium of 37.00%) if called on the fourth Call Observation Date, $1,462.50 per Note (representing a Call Premium of 46.25%) if called on the fifth Call Observation Date, $1,555.00 per Note (representing a Call Premium of 55.50%) if called on the sixth Call Observation Date, $1,647.50 per Note (representing a Call Premium of 64.75%) if called on the seventh Call Observation Date, $1,740.00 per Note (representing a Call Premium of 74.00%) if called on the eighth Call Observation Date, $1,832.50 per Note (representing a Call Premium of 83.25%) if called on the ninth Call Observation Date and $1,925.00 per Note (representing a Call Premium of 92.50%) if called on the final Call Observation Date.
Payment at Maturity per Note	If the Notes are not automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: $1,000 + ($1,000 × Final Return). For example, if the Final Return is -30%, you will suffer a 30.00% loss and receive 70.00% of the Principal Amount. If the Final Level of the Underlying is less than the Initial Level, the Notes will not be called and you will lose up to 100% of the Principal Amount.
Final Return	$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Trade Date	April 27, 2018
Pricing Date	April 26, 2018
Original Issue Date	May 1, 2018
Final Valuation Date†	April 26, 2028
Maturity Date†	April 28, 2028
CUSIP / ISIN	40435FZQ3 / US40435FZQ35

* As more fully described beginning on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

The Notes

The Notes may be suitable for investors who believe the level of the Underlying will not decrease from the pricing date to the Final Valuation Date.

If the Underlying is at or above its Initial Level on any Call Observation Date, your Notes will be automatically called and you will receive a return equal to the applicable Call Premium.

If the Notes are not automatically called and the Final Level of the Underlying is less than its Initial Level, you will lose 1% of your principal for every 1% decline in level of the Underlying. You may lose up to 100% of the Principal Amount.

The offering period for the Notes is through **April 27, 2018**



Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been automatically called and, if they have not been called, the extend to which the Final Level of the Underlying is below its Initial Level.



Information about the Underlying

The S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of March 31, 2018 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.



The graph above illustrates the daily performance of the Underlying from January 1, 2008 through April 26, 2018. Past performance is not necessarily an indication of future results. For further information on the Underlying, please see "Information Relating to the Underlying" beginning on page FWP13 and "The S&P 500® Index" in the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding the Underlying from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Underlying.

HSBC USA Inc.
Autocallable Yield Notes



This free writing prospectus relates to a single offering of Autocallable Yield Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of one index. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer: HSBC USA Inc.

Principal Amount: $1,000 per Note

Reference Asset: The S&P 500® Index (Ticker: "SPX") (the "Underlying")

Trade Date: April 27, 2018

Pricing Date: April 26, 2018

Original Issue Date: May 1, 2018

Final Valuation Date: April 26, 2028, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.

Maturity Date: 2 business days after the Final Valuation Date, expected to be April 28, 2028. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

Call Feature: If the Official Closing Level of the Underlying is at or above its Initial Level on any Call Observation Date, the Notes will be automatically called, and you will receive the applicable Call Price on the corresponding Call Payment Date.

Call Observation Dates: April 26, 2019, April 27, 2020, April 26, 2021, April 26, 2022, April 26, 2023, April 26, 2024, April 28, 2025, April 27, 2026, April 26, 2027 and April 26, 2028 (the Final Valuation Date), each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.

Call Payment Dates: May 3, 2019, April 29, 2020, April 28, 2021, April 28, 2022, April 28, 2023, April 30, 2024, April 30, 2025, April 29, 2026, April 28, 2027 and April 28, 2028 (the Maturity Date), each subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

Call Prices and Call Premium: The applicable Call Prices and Call Premiums are as follows:

Expected Call Observation Dates	Call Prices (per $1,000 Principal Amount)	Call Premiums
April 26, 2019	$1,092.50	9.25%
April 27, 2020	$1,185.00	18.50%
April 26, 2021	$1,277.50	27.75%
April 26, 2022	$1,370.00	37.00%
April 26, 2023	$1,462.50	46.25%
April 26, 2024	$1,555.00	55.50%
April 28, 2025	$1,647.50	64.75%
April 27, 2026	$1,740.00	74.00%
April 26, 2027	$1,832.50	83.25%
April 26, 2028 (the Final Valuation Date)	$1,925.00	92.50%

Payment at Maturity:	If the Notes are not automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.
Final Settlement Value:	If the Notes are not automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:
	$1,000 + ($1,000 × Final Return).
	For example, if the Final Return is -30%, you will suffer a 30.00% loss and receive 70.00% of the Principal Amount. If the Final Level is less than the Initial Level, the Notes will not be called and you will lose up to 100% of the Principal Amount.
Final Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level:	2,666.94, which was the Official Closing Level of the Underlying on the Pricing Date.
Final Level:	The Official Closing Level of the Underlying on the Final Valuation Date.
CUSIP/ISIN:	40435FZQ3 / US40435FZQ35
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Level:	The Estimated Initial Level of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Level does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Level will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Level of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus and Equity Index Underlying, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the Equity Index Underlying, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at :
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▸ The prospectus supplement at:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Level of the Underlying is at or above its Initial Level on any Call Observation Date. If the Notes are automatically called, investors will receive the applicable Call Price on the corresponding Call Payment Date.

Maturity

If the Notes are not automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value determined as follows:

$1,000 + ($1,000 × Final Return)

For example, if the Final Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount. If the Final Level is less than the Initial Level, the Notes will not be called and you will lose up to 100% of the Principal Amount.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

S&P Dow Jones Indices LLC, a division of S&P Global, is the reference sponsor of the SPX.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Official Closing Level of the Underlying will be at or above its Initial Level on at least one Call Observation Date, including the Final Valuation Date.

▶ You are willing to make an investment that is exposed to the potential downside performance of the Underlying on a 1-to-1 basis if the Notes are not called.

▶ You are willing to lose up to 100% of the Principal Amount.

▶ You are willing to hold the Notes that will be automatically called on any Call Observation Date on which the Official Closing Level of the Underlying is at or above its Initial Level, or you are otherwise willing to hold the Notes to maturity.

▶ You are willing to make an investment whose return is limited to the pre-specified Call Premiums.

▶ You are willing to forgo dividends or other distributions paid on the stocks included in the Underlying.

▶ You do not seek current income from this investment.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Official Closing Level of the Underlying will be below its Initial Level on each Call Observation Date, including the Final Valuation Date.

▶ You are unwilling to make an investment that is exposed to the potential downside performance of the Underlying on a 1-to-1 basis if the Notes are not called.

▶ You seek an investment that provides full return of principal at maturity.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Level of the Underlying is at or above its Initial Level, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You seek an investment whose return is not limited to the pre-specified Call Premiums.

▶ You prefer to receive the dividends or other distributions paid on the stocks included in the Underlying.

▶ You seek an investment with current income.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee any return of principal and you may lose your entire initial investment.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Final Return is less than zero. You may lose up to 100% of your investment at maturity.

You will not participate in any appreciation in the level of the Underlying.

The Notes will not pay more than the applicable Call Price. Even if the Final Return is greater than zero, you will not participate in the appreciation of the Underlying. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the final Call Price. Under no circumstances, regardless of the extent to which the level of the Underlying appreciates, will your return exceed the return represented by the final Call Price. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Underlying.

Your return on the Notes is limited.

Your potential gain on the Notes will be limited to the Call Premium applicable to a Call Observation Date, regardless of the appreciation of the Underlying, which may be significant. You will not receive a return on the Notes greater than the Call Premiums.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called, the holding period over which you will receive the applicable Call Premium could be as little as 12 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

Changes that affect the Underlying may affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of the Underlying concerning additions, deletions and substitutions of the constituents included in the Underlying and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Underlying may affect the value of the Underlying. The policies of the reference sponsor with respect to the calculation of the Underlying could also affect the value of the Underlying. The reference sponsor may discontinue or suspend calculation or dissemination of the Underlying. Any such actions could affect the value of the Notes and the return on the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

The Estimated Initial Level of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Level of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Level will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Level of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Level. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Level does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date may be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Underlying and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Level of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Level on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the level of the Underlying at any time other than the Call Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Levels of the Underlying on the Call Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Underlying is greater than or equal to its Initial Level during the term of the Notes other than on a Call Observation Date but then drops on a Call Observation Date to a level that is less than its Initial Level, the Notes will not be automatically called. Further, if the Notes are not called, even if the level of the Underlying is greater than or equal to its Initial Level during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than the Initial Level, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the level of the Underlying prior to such decrease. Although the actual levels of the Underlying on the Maturity Date or at other times during the term of the Notes may be higher than its levels on the Call Observation Dates, whether the Notes will be called and the Payment at Maturity will be based solely on the Official Closing Levels of the Underlying on the Call Observation Dates.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Official Closing Level of the Reference Asset on any Call Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset to which your securities are linked or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that the Notes have not been called prior to maturity and your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Call Premium: 9.25% per annum

Hypothetical Reference Return	Hypothetical Final Settlement Value	Hypothetical Return on the Securities
100.00%	$1,925.00	92.50%
80.00%	$1,925.00	92.50%
60.00%	$1,925.00	92.50%
40.00%	$1,925.00	92.50%
20.00%	$1,925.00	92.50%
10.00%	$1,925.00	92.50%
5.00%	$1,925.00	92.50%
0.00%	**$1,925.00**	**92.50%**
-5.00%	$950.00	-5.00%
-10.00%	$900.00	-10.00%
-15.00%	$850.00	-15.00%
-20.00%	$800.00	-20.00%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-60.00%	$400.00	-60.00%
-80.00%	$200.00	-80.00%
-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The Reference Return is 5.00%.

Reference Return:	5.00%
Final Settlement Value:	**$1,925.00**

Because the Reference Return is positive, the Notes will be called and the Final Settlement Value would be $1,925.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Call Premium} \times 10)$$

$$= \$1,000 + (\$1,000 \times 9.25\% \times 10)$$

$$= \$1,925.00$$

Example 1 shows that you will receive the return of your principal amount plus a return equal to the Call Premium when the Final Levelis at or above the Initial Level.

Example 2: The Reference Return is -60.00%.

Reference Return:	-60.00%
Final Settlement Value:	**$400.00**

Because the Reference Return is negative, the Final Settlement Value would be $400.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$

$$= \$1,000 + (\$1,000 \times -60.00\%)$$

$$= \$400.00$$

Example 2 shows that you are exposed on a 1-to-1 basis to any decrease in the level of the Reference Asset. **You may lose some or all (up to 100%) of your investment.**

INFORMATION RELATING TO THE UNDERLYING

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of March 31, 2018 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.

*For more information about the SPX, see "The S&P 500®
Index" beginning on page S-43 of the accompanying
Equity Index Underlying Supplement.*

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing values from January 1, 2008 through April 26, 2018. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on any Call Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this free writing prospectus except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the final Call Observation Date and the Final Valuation Date. If the Notes are called, the calculation agent will determine the applicable Call Price based upon the Call Premiums and the amount of time that the Notes have been outstanding through the date of acceleration. If a market disruption event exists with respect to the Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. Neither HSBC USA Inc. nor any of its affiliates will pay any underwriting discounts in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlying and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Autocallable Yield Notes

April 27, 2018

FREE WRITING PROSPECTUS